Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Nextel Partners, Inc.
Commission File No.: 0-29633

Q/A re: Nextel Partners Matters

Q.	What is the status of the Nextel Partners put process described in their proxy statement and what issues do you see in that process?

A.	The process for the exercise of the Nextel Partners put rights is complex, involving many steps and issues:

•	Starting the Process — The process doesn’t start until the Sprint Nextel merger is completed which triggers the right to call a Nextel Partners shareholders meeting to decide whether to exercise the put rights.

•	We believe that the process could take some time and estimate that it could take at least 4 months after our merger closes.

•	Valuation — The documents specify many factors for determining “fair market value” in the appraisal process, which could be subject to different interpretations. We believe that the key principles are:

•	First, we believe that the process is designed to find the intrinsic economic value of Nextel Partners.

•	Second, we don’t think that recent trading values for Nextel Partners shares represent the intrinsic value — the appraisal terms reference “unaffected” market prices as one of the factors, and Nextel Partners shares have gone up over 40% since the Sprint-Nextel deal was announced.

•	Therefore, we think there is no guarantee that the appraised value will be at or above current market prices — it could be lower, and we think it should be lower because, among other things:

•	Nextel Partners’ current trading value metrics are the highest in the industry by a significant margin.
•	For example, Nextel Partners’ current enterprise value as a multiple of Wall Street consensus 2005E OIBDA is more than twice our multiple as is the current enterprise value per subscriber, even though we generate more OIBDA per subscriber than Nextel Partners.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, matters relating to the put rights and valuation process related to Nextel Partners shares and the timing of the proposed merger with Sprint Corporation. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: satisfaction of various conditions to the closing of the merger; whether the notices required to initiate the put process with respect to Nextel Partners shares are delivered, the potential exercise of the put right by a majority of Nextel Partners’ shareholders; the timing and outcome of the processes relating to, and resolution of various interpretive issues relevant to, the put rights and related appraisal process; and the risks that are described from time to time in Nextel’s reports filed with the SEC, including Nextel’s annual report on Form 10-K, as amended, for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarterly period ended March 31, 2005. This document speaks only as of its date, and Nextel disclaims any duty to update the information herein.

Additional Information and Where to Find It

In the event that Nextel Partners’ shareholders exercise the put right and Nextel’s subsidiary, Nextel WIP Corp., elects to pay the put price in shares of common stock, a registration statement will be filed with the SEC. SHOULD THAT OCCUR, SHAREHOLDERS OF NEXTEL PARTNERS ARE ENCOURAGED TO READ THAT REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT WOULD BE A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PURCHASE OF NEXTEL PARTNERS’ CLASS A COMMON STOCK PURSUANT TO NEXTEL PARTNERS’ PUT RIGHT. In the event such documents are filed with the SEC, investors and security holders will be able to obtain them when they become available free of charge at the SEC’s web site, www.sec.gov, or from Nextel Investor Relations at Nextel Communications, Inc., 2001 Edmund Halley Drive, Reston, Virginia 20191, (703) 433-4300.

Participants In Solicitation

In connection with the potential exercise of Nextel Partners’ put right, Nextel and its subsidiary, Nextel WIP Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Nextel Partners’ shareholders. Information concerning Nextel’s directors and executive officers is included in the definitive joint proxy statement/prospectus contained in Sprint Corporation’s Registration Statement on Form S-4 (Reg. No. 333-123333) filed with the SEC on June 10, 2005 and in Nextel’s Form 10-K, as amended, for the year ended December 31, 2004. Additional information regarding the interests of participants of Nextel and/or Nextel WIP Corp. in the solicitation of proxies in respect of the put right, if any, will be included in a registration statement and/or proxy statement relating to Nextel Partners, if required to be filed with the SEC.